SECURIT

06000078

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APR 13 2006

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-51256~~ 8-65795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BI Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4490 Cox Road
(No. and Street)

Richmond (City) VA (State) 23060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Eads
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 200 (Address) Richmond, VA (City) (State) 23226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Coltrane, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BI Investments, LLC, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Director of Finance
Title

Notary Public

Embossed Hereon Is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires May 31, 2007
STEVE E. SEABERG

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BI Investments, LLC

Computation Of Net Capital Under SEC Rule 15c3-1 **Schedule I**
December 31, 2005

Net Capital		
Member's equity	$	966,696
Nonallowable assets:		
Other receivables		177,041
Furniture and equipment		87,273
Total nonallowable assets and other charges		264,314
Net capital before haircuts on securities		702,382
Haircut on money market account		17,511
Net capital	$	684,871
Aggregate Indebtedness		
Commissions payable, accounts payable and accrued liabilities	$	883,169
Computation of Basic Net Capital Requirements		
Minimum net capital required (the greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	434,871
Ratio of aggregate indebtedness to net capital		1.29 to 1

Note: The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of December 31, 2005, filed by BI Investments, LLC on Form X17-A5. Accordingly, no reconciliation is deemed necessary.